Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

October 1, 2021

Re:	8i Acquisition 2 Corp.
Amended Registration Statement on Form S-1
Filed September 17, 2021
File No. 333-256455

Dear Mr. Welcome, Mr. Cash and Mr. Ingram:

On behalf of our client, 8i Acquisition 2 Corp., a British Virgin Islands corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated September 23, 2021 (the “Comment Letter”) regarding the Company’s Registration Statement on Form S-1, as amended. For ease of reference, the comments contained in the Comment Letter are reproduced below and are followed by the Company’s response.

Amendment No. 3 to Form S-1

Dilution, page 47

1.	The footnote to the line item labeled “Net proceeds from this offering and private placement of private units” discloses that you have directed the underwriters to sell the anchor investor an aggregate of 400,000 units in the offering. Please tell us if or how this is reflected in this line item.

Response: The 400,000 units that will be purchased by the anchor investor have been included in the line item “Net proceeds from this offering and private placement of private units”.

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2

Capitalization, page 48

2.	Please tell us how you determined the value of the 4,600,000 ordinary shares subject to possible conversion/tender of $37,603,350 and how this reconciles with your disclosure in footnote (4).

Response: In response to the Staff’s comment, the Company revised its disclosure to update the number of ordinary shares from 4,600,000 ordinary shares to 5,000,000 ordinary shares. The “Proceeds held in trust subject to conversion/tender” only includes the carrying value of 5,000,000 public shares included in the units sold in this offering. The carrying value of the public shares equals the proceeds from this offering allocated to the public shares based on the relative fair value of the public shares to the fair values of the public warrants and public rights included in the units offered in this offering, which are classified in stockholders’ equity. Additionally, the carrying value of the public shares are presented net of the offering costs allocated to the public shares.

Balance Sheet , page F-3

3.	Please revise your statement at the bottom of the page to remove the reference to “unaudited” financial statements. This comment also applies to your financial statements on pages F-4 through F-6.

Response: In response to the Staff’s comment, the reference to “unaudited” financial statements has been removed from the Balance Sheet, pages F-3, and F-4 through F-6.

Jay Ingram October 1, 2021 Page 3

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso

Giovanni Caruso

Partner